Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: Zhangjiagang Pohang Shagang Steel Port Co.,Ltd.

- Total Asset (KRW): 10,412,118,699

• Total Shareholders’ Equity (KRW): 9,896,351,818

• Total Liabilities (KRW): 515,766,881

• Capital Stock (KRW): 7,075,314,650

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 126